EXHIBIT 99.1

Completion of Sale of Golar Tundra

HAMILTON, Bermuda, May 24, 2016 (GLOBE NEWSWIRE) -- We refer to the press release dated February 10, 2016, which announced the transaction to sell the FSRU Golar Tundra to Golar LNG Partners LP. Golar LNG Limited has now completed the previously announced transaction to sell the Golar Tundra to Golar LNG Partners LP with effect from May 23, 2016.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

May 23, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan